EXHIBIT 1
                                                                       ---------


NEWS RELEASE

JANUARY 7, 2003

ARC ENERGY TRUST ANNOUNCES MONTHLY CASH DISTRIBUTIONS TO BE PAID FOR THE
FIRST QUARTER, 2003
--------------------------------------------------------------------------------

CALGARY, JANUARY 7, 2003 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust") announced today that cash distributions will be increased to $0.15 per trust unit with the February 17th distribution. We expect this level of cash distribution would be maintained through the first quarter as follows:


  RECORD            EX-DISTRIBUTION         DISTRIBUTION           DISTRIBUTION
   DATE                  DATE                   DATE                 PER UNIT
   ----                  ----                   ----                 --------
January 31            January 29             February 17               $0.15
February 28           February 26             March 17                 $0.15*
 March 31              March 27               April 15                 $0.15*

* Based on the Trust's current hedge position and anticipated commodity prices, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual market conditions.


The $0.15 distribution represents ARC's base distribution amount of $0.13 per trust unit plus an incremental $0.02 per trust unit to reflect the current high commodity prices and incorporates the withholding of approximately 20 per cent of cash flow to partially fund the Trust's 2003 capital expenditure program. Current commodity market expectations call for higher commodity prices than have been assumed by ARC to maintain the $0.15 distribution. In the event that commodity prices remain at current levels or higher and a cash surplus develops during the quarter, the surplus will be reflected in distributions during the balance of the year.

The Trust maintains an active hedging program directed towards providing stable and predictable cash distributions. For the first quarter, the following hedges are in effect:

       CRUDE OIL
       ---------
       30% of production at an average fixed price of $26.50 US/bbl
       17% of production at an average price of $25.00 US/bbl with an imbedded put at $20.00 US/bbl
       17% of production at an average price of $31.21
              US/bbl with an imbedded put at $27.00 US/bbl

       NATURAL GAS
       -----------
       4% of production at a fixed price of $4.22 CAD/mcf
       20% of production with a minimum price of $6.06 CAD/mcf (net of premium)

JANUARY 7, 2003
NEW RELEASE
PAGE 2 OF 2
--------------------------------------------------------------------------------

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $1.8 billion. The Trust currently has an interest in oil and gas production of over 42,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

              PLEASE VISIT OUR NEW WEBSITE AT WWW.ARCRESOURCES.COM

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

                               John P. Dielwart,
                     President and Chief Executive Officer

For further information contact:

          Investor Relations, E-mail: arc_energy_trust@arcresources.com
            Telephone: (403) 503-8600             Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9